UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

Nokia Corporation
(Exact name of the registrant as specified in its charter)

Republic of Finland	1-13202	N/A
(Jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Karakaari 7, P.O. Box 226
02610 Espoo, Finland	N/A
(Address of principal executive offices)	(Zip code)

Johanna Mandelin, Vice President, Corporate Legal
Telephone: +358 (0)10 448 8000, Facsimile: +358 (0)10 448 1003
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

___	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ________.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Nokia Corporation (the “Company” or “Nokia”) invests in technologies important in a world where billions of devices are connected.

At the end of 2025, Nokia had four business groups: Network Infrastructure, Cloud and Network Services, Mobile Networks and Nokia Technologies. Network Infrastructure provides reliable, high-performing, trusted solutions that power everything from everyday communications to AI and essential mission critical systems. Cloud and Network Services delivers open, secure, automated, and scalable software that accelerates our customers’ journey to autonomous networks and new value creation. Mobile Networks creates high-performing products and services that support advanced connectivity across all 3GPP mobile technology generations. Nokia Technologies conducts research and standardization, protects our investments by securing patents, and enables other companies to build on our innovation through licensing.

Products manufactured by Nokia, or for which Nokia contracted with third parties to manufacture, during the year ended December 31, 2025 contained columbite-tantalite (coltan) (or its derivative tantalum), cassiterite (or its derivative tin), gold or wolframite (or its derivative tungsten) (collectively, “Conflict Minerals”) necessary to the production or functionality of such products.

Nokia has a policy which describes Nokia’s commitment to responsible minerals sourcing and measures taken to reach that goal. Nokia’s long-term commitment to sustainability and responsible sourcing has seen us take action individually and collectively to move this agenda forward in search of solutions. We have been members in joint industry efforts such as the Responsible Minerals Initiative (“RMI”), participants in the development and implementation of the OECD Due Diligence Guidance for Responsible Supply Chains together with other stakeholders, and we support various initiatives that seek to support the development of traceable, responsible trade in the Covered Countries (defined below) such as Public-Private Alliance for Responsible Minerals Trade.

Nokia has performed a reasonable country of origin inquiry that was designed to reasonably determine whether any of the Conflict Minerals originated in the Democratic Republic of the Congo (the “DRC”) or an adjoining country (the “Covered Countries”) or are from fully recycled or scrap sources. In the design of our reasonable country of origin inquiry and due diligence activities, we have aligned with the internationally recognized due diligence framework provided by the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas (OECD 2016). All businesses subject to the Rule are covered.

As a downstream company, Nokia is many supply chain tiers away from mining activities and has no direct business relationship with mines or metal processing facilities. Nokia does not directly buy any mineral ores or even refined metals. Therefore, in order to conduct the reasonable country of origin inquiry, Nokia used a combination of actions. For instance, with direct suppliers the primary means for conducting the reasonable country of origin inquiry was through a supply chain survey using the RMI conflict minerals reporting template. In addition to engaging with direct suppliers, Nokia’s due diligence process relies on the information provided through multi-industry initiatives, such as RMI’s Responsible Minerals Assurance Process (“RMAP”) that aim to validate the mineral processing facilities as conflict-free.

The smelters and refiners process mineral ores into refined metals and deliver them further down the supply chain for inclusion in the components and parts used in final products. After this consolidation point in the chain it is very difficult to trace the origins of the minerals. Also, as there are a limited number of mineral processing facilities operating in the world compared to the high number of places of origin globally, we believe it is the best level in the chain to concentrate validation efforts. Therefore, the progress made in the validation efforts of smelters and refiners as conflict-free are of great importance for all downstream companies having the same metals in their products.

Direct suppliers from all the affected sourcing categories that delivered parts for products manufactured or contracted to be manufactured during 2025 were in scope for the reasonable country of origin inquiry. Suppliers under phase-out were excluded from the scope. Products sourced from third parties and subsequently resold without influence by Nokia over the manufacturing or design of such products were out of scope. Furthermore, Nokia applied certain threshold levels of the respective supplier spend to exclude some of the low purchase suppliers from the scope.

Based on Nokia’s reasonable country of origin inquiry, we determined that a portion of the Conflict Minerals did originate from scrap or recycled sources.

Nokia also determined, based on the reasonable country of origin inquiry described above, that certain of the Conflict Minerals contained in products manufactured by Nokia or which Nokia contracted to be manufactured during the year ended December 31, 2025 originated in the Covered Countries.

For 2025, we determined that the Conflict Minerals used in Nokia’s products originated from the following countries:

Argentina, Armenia, Australia, Austria, Azerbaijan, Benin, Bolivia (Plurinational State of), Brazil, Bulgaria, Burkina Faso, Burundi, Cambodia, Canada, Central African Republic, Chile, China, Colombia, Republic of Congo (Congo-Brazzaville), Democratic Republic of the Congo, Costa Rica, Côte d'Ivoire, Denmark (Greenland), Djibouti, Dominican Republic, Ecuador, Egypt, Eswatini, Ethiopia, Fiji, Finland, France, French Guiana, Georgia, Germany, Ghana, Guatemala, Guinea, Guyana, Honduras, Hungary, India, Indonesia, Ireland, Japan, Kazakhstan, Kenya, Republic of Korea, Kyrgyzstan, Lao People's Democratic Republic, Liberia, Madagascar, Malaysia, Mali, Mauritania, Mexico, Mongolia, Morocco, Mozambique, Myanmar, Namibia, New Zealand, Nicaragua, Niger, Nigeria, Norway, Papua New Guinea, Peru, Philippines, Poland, Portugal, Russia, Rwanda, Saudi Arabia, Senegal, Serbia, Sierra Leone, Slovakia, Solomon Islands, South Africa, South Sudan, Spain, Sudan, Suriname, Sweden, Tajikistan, Tanzania, Thailand, Turkey, Uganda, Ukraine, United Kingdom, United States of America, Uzbekistan, Vietnam, Zambia, Zimbabwe.

Accordingly, Nokia is filing a Conflict Minerals Report, attached as Exhibit 1.01 hereto and which can also be found on its website:
https://www.nokia.com/about-us/sustainability/. This website is provided for convenience only, none of the information contained on the website constitutes a part of this filing and such information is not incorporated by reference herein.

A more detailed description of the due diligence undertaken by Nokia is provided in the Conflict Minerals Report attached as Exhibit 1.01.

Item 1.02	Exhibit

Nokia files, as Exhibit 1.01 to this Specialized Disclosure Report on Form SD, a Conflict Minerals Report for 2025.

Section 2 – Resource Extraction Issuer Disclosure

Not applicable.

Section 3 – Exhibits

Item 3.01	Exhibits

List below the following exhibit filed as part of this report.

Exhibit 1.01          Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NOKIA CORPORATION

By:	/S/ STEPHAN PROSI Stephan Prosi, Vice President, Corporate Controlling and Accounting

By:	/S/ JOHANNA MANDELIN Johanna Mandelin, Vice President, Corporate Legal

Dated: May 21, 2026